Mail Stop 0308 							December 10,
2004

VIA U.S. MAIL AND FACSIMILE

Christopher J. Reed
President, CEO, CFO, and Chairman
Reed`s, Inc.
13000 South Spring Street
Los Angeles, California 90061

Re:	Reed`s, Inc.
      Registration Statement on Form SB-2
      File No. 333-120451
      Filed November 12, 2004

Dear Mr. Reed:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Please tell us what consideration you have given to naming Mr. Sharma as an "underwriter" within the meaning the federal securities laws. As such, he appears to be engaged in the distribution of shares in this offering. We note in this regard that he is both one of your directors and a registered broker-dealer affiliated with your selling agent, Brookstreet. In fact, we note that Mr. Sharma will receive a substantial amount of the commissions and fees you will pay to Brookstreet as part of this offering. If Mr. Sharma is an underwriter, then he must be named as such on the prospectus cover page, in the Plan of Distribution, and elsewhere as appropriate.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

In this regard, we note you have assumed an offering price of
$4.00
per share in certain sections such as the Use of Proceeds and Dilution sections. Other sections such as the Capitalization as of
June 30, 2004 were not fully updated to consider an offering price of
$4.00.
3. We note that you have not filed a number of key exhibits, including the selling agent agreement, various loan agreements, and the legality opinion. Please file these exhibits with your next amendment, as we will need time to adequately review them. We also may have further comment with respect to prospectus disclosure after reviewing the exhibits.
Registration Statement Cover Page
4. Add a sentence and a checked box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule
415. See, for example, interpretation D.36 of the Manual of Publicly
Available Telephone Interpretations (July 1997) and Form S-1 to review the disclosure that you should include.

Prospectus Cover Page
5. Please revise the second full paragraph to divide it into two paragraphs: one addressing the offering itself and the other addressing the lack of a market for your shares. The latter paragraph also should highlight that, due to the lack of trading market, purchasers in this offering are receiving an illiquid security.
6. Your use of fully justified margins impedes readability. Please revise throughout to use only a left-justified margin.

Table of Contents
7. On the outside back cover page of the prospectus, advise dealers of their prospectus delivery obligation, pursuant to Item 502(b) of
Regulation S-B.
Prospectus Summary, page 1
8. Since your summary must provide a brief, but not incomplete, overview of the key aspects of the offering, delete the statement that the "summary is not complete." If necessary, provide additional material information in a concise manner to make the summary complete.
9. We remind you that a summary should provide a brief overview of you in a balanced manner. In this regard, please add disclosure about the following in your core summary:

* Disclose that you have significant net losses, and state the amount for the most recent audited and interim periods. Also, disclose if accurate that you have an expectation of continued significant losses and inadequate cash from operations to cover operating and net losses.

* State the percentage of your common stock being offered in this prospectus. Also indicate that the Reed family will hold __% of your shares, and as a result will exercise control over your direction.

* Explain that your shares currently are not traded on any market or exchange, and briefly explain how this impacts share liquidity.
Briefly explain what is required to list your shares on an exchange or become quoted on a market.

* State the percentage of your total sales revenues you derive from your products being sold at supermarkets and also at specialty stores.

      These are only examples.  Revise accordingly.
10. Further, in the core summary, please briefly describe the type of offering you are conducting, and describe how the amount of proceeds raised will impact your ability to operate going forward.
Risk Factors
11. Avoid risk factors that could apply to any company. Generic risk factors do not represent meaningful disclosure. Examples include:

* "We face risks associated with product liability claims...," page
4. If you have a history of product recall, state the reason for the recall and the amount of resultant financial loss to you. Moreover, represent whether you carry commercially reasonable amount of insurance coverage to insulate yourself from product liability claims. However, you do not need to disclose the dollar amount of the insurance coverage you carry. Finally, state here that you do not maintain product recall insurance, as you disclose on page 22.

* "We need to manage our growth...," page 5. Specify the nature of
"significant strain" put upon your company by the growth you have experienced.

* "Our ability to obtain needed additional financing...," page 6.
Quantify your known short-term and long-term capital requirements and disclose the time when you anticipate you will need the additional capital.

If you elect to retain these and other generic risk factors in your prospectus, you must clearly explain how they apply to your company, industry, offering, etc. Please revise accordingly throughout.

12. Some of your risk factors are unduly vague. Please revise to include sufficient, specific information to assess the risk. Examples include:
* "The loss of our third-party suppliers or service providers...," page 4; and "The loss of our third-party distributors...," page 4. Tell us supplementally whether you have lost or foresee losing third-party suppliers, service providers, or distributors, or have experienced problems in business relationship with them. If so, disclose the fact in the discussion under the following two risk factor captions.

* "Increases in the cost of packaging for our products...," page
4.
State the percentage of the total expenses on manufacturing that is spent on packaging your products. If your cost of packaging has increased substantially in the recent years, provide quantitative information on this trend.

* "There is not yet a public trading market for our securities...," page 5. Please revise to more clearly articulate what you or market makers must do to create a trading market for your securities, and how long that process may take.
These are only examples. As a general matter, you should express your risk factors in more concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk. Do not assume that investors will be able to decipher the risk.
Forward-Looking Statements, page 8
13. The safe harbor provided by the Private Securities Litigation Reform Act of 1995 for forward-looking statements is not available for an initial registration statement. In addition, such a safe harbor in not available for an initial public offering, pursuant to
Section 27A(b)(2)(D) of the Securities Act and Section
21E(b)(2)(D)
of the Exchange Act. Delete references to Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995 here and on page 14.
14. In the last paragraph on page 9 you state that you are not responsible for the accuracy and completeness of any forward-looking statements. We remind you that are responsible for the accuracy and completeness of all contents of the registration statement. Revise.

Capitalization as of June 30, 2004, page 12
15. Please revise your "As adjusted" disclosure to reflect the 10%,
50% and 100% scenarios presented throughout your filing.
16. Please delete the line-item "Other liabilities" from the table.
Only capitalization in the form of debt and equity should be included.

Dilution, page 13
17. With respect to the two issuances of Series A Convertible Preferred Stock in October 2004 tell us what consideration was given to recognition of a beneficial conversion feature (BCF) under EITF 98-5. In this regard we note that the Series A Convertible Preferred
Stock entitles the holder to convert into 4 shares of common stock.
Based on a sale price of $10 per preferred share, the cost of each common share is $2.50. Based on the proposed offering price per common share of $4.00, it appears that the two transactions resulted in an intrinsic BCF of $1.50 per common share ($6.00 per Series A Convertible Preferred share). Please advise.
Management`s Discussion and Analysis

Overview, page 14
18. We note that you discuss certain trends and uncertainties that may affect your business or operations, factors such as the rise in freight costs and increase in demand for low-carbohydrate foods. Expand this section to discuss any other known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in the nature of your competition and the consumer demands in the geographical markets where you compete, developments in the supermarket and health food store retail sales trends, any increased costs in the packaging and advertising for a consumer products manufacturer like you, and so on.
In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail:
* economic or industry-wide factors relevant to your company, and
* material opportunities, challenges and risks in short and long term and the actions you are taking to address them.
  	Please refer to SEC Release No. 33-8350.
19. State whether the Brewery has reduced production costs and freight costs associated with your West Coast sales since 2002, and provide relevant quantitative disclosure.

Critical Accounting Policies, page 15
20. You state that you evaluate your non-amortizing trademark license and trademarks annually for impairment and "the fair value is calculated by reviewing net sales of the various beverages and applying industry multiples." Please tell us the multiples you apply and how you determined that those multiples were representative of multiples used by marketplace participants.

Results of Operations, page 18
21. Discuss whether you expect revenues, operating expenses, etc. to increase, decrease, or remain constant, and explain why. Similarly, identify and discuss any industry trends or uncertainties that will impact your revenues, costs, etc.
22. Delete the discussion of 2002 versus 2001 results of operations or include an audited 2001 statement of operations.
23. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example, you provide a list of the contributing factors for the decrease in gross margin through the first six months of 2004 but you do not quantify the extent to which each factor impacted gross margin. Also, you provide a list of contributing and offsetting factors along with percentage changes for the increase in general and administrative expenses when comparing the year ended December 31, 2003 to the year ended December 31, 2002 however in the absence of quantification of the dollar amounts of the expenses to which you refer, the disclosure of percentage changes in individual cost items is not meaningful. See Item 303(b) of Regulation S-B.

Liquidity and Capital Resources, page 19
24. You identify increases in receivables and inventory, offset by an
increase in accounts payable as the primary drivers of the use of
operating cash flow.   Please expand your discussion to address
the
specific business reasons why these amounts fluctuated. In this regard it would be helpful to disclose the company`s days sales outstanding, inventory turnover, or other metrics used by management to evaluate working capital. Such disclosure should be accompanied by an explanation and analysis of any material trends indicated by the data. Also, you attribute the increase in receivables to the increase in sales; however, the increase in receivables far outpaced the sales change on a percentage basis. Please revise to explain.
25. Disclose the current status of your negotiations with the debt holders of 2001 regarding the extension of the maturity date of the loan. In addition, file the original and any subsequently revised version of the loan agreement as exhibits.

Business

Founder`s Statement, page 23
26. Revise to limit the statement to salient aspects of the offering or your business. Also, provide a balanced presentation of your operations in your letter by including risks and weaknesses in your business and this offering. The following is a partial list of examples of revisions you need to make:

* Delete statements about doing "something that would be beneficial to the planet" and having "a deep respect for Mother Nature`s remedies" since these statements do not add qualitatively to the disclosure in the filing;

* Delete any unprovable statement such as many consumers of your products buy them "for their range of benefits" because ginger has "healing properties;"

* Provide us third-party annotated documentary evidence substantiating your claim that your ginger ale recipe is from the "log cabin days."

Recent Developments, page 24
27. We note the caption of this sub-section. Please be advised that in disclosure documents "Recent Developments" typically denotes events that have occurred since the most recent audited or interim financial statements. Change the caption to reflect that you discuss the history and background of your company in this sub-section.
28. Explain clearly what you mean by Reed`s Ginger Brews reaching over 90% "placement" in natural food stores nationwide. If, by that statement, you mean that 90% of the natural food stores in this country carry your products, provide us the evidentiary basis of your claim. In addition, state your current "placement" percentage. Industry Overview, page 25
29. Provide us annotated copies of the relevant extracts published by the various industry associations to which you refer in this sub-section, as well as the information provided by SPINS. Moreover, provide similar documentation in support of the third-party medical studies cited at the bottom of page 25 and the trade statistics to which you refer on page 31.

Beverages, page 25
30. We note several claims you make but do not find any disclosure providing their bases. The following is a partial list of examples of some of your claims for which you need to furnish validating materials or cautionary disclosure.

* On page 25, alert readers, if accurate, that the medical and therapeutic benefits of ginger have not been verified or confirmed by the Food and Drug Administration or any other government health agency.
* On page 26, tell us the reason underlying your belief that Reed`s
Ginger Brews are "the only widely distributed soft drink line" in the world. If you cannot prove your claim with evidence, consider deleting it altogether.

* On page 27, you discuss the origins of China Cola. Provide us the materials from which you have constructed the history.
* On page 30, you state that the Brewery is the first plant producing swing-lid bottled beverages in North America. Provide us evidence justifying your belief or consider deleting the claim.
31. On page 29, for the benefit of readers, provide the full form of the acronym GBH and briefly state its meaning.
32. On page 30, identify the entities that co-pack for you Ginger Juice Brews in northern California and ice-creams in upstate New York. Tell us whether the contracts with these companies are material, and if so, file them as exhibits.

Distribution, Sales and Marketing, page 33
33. When you discuss your marketing and sales strategies and initiatives, please provide quantitative disclosure wherever possible to help investors determine their financial effects and the extent of your success as a distributor. For illustrative purpose only, we provide the following couple of examples where you can provide more useful detail in facts and figures to put the information presented in an appropriate context.

* On page 34, quantify the increase in sales of your products in the southern California market after you commenced direct distribution in
January 2003.

* On page 35, disclose the number of branded vending machines that you have placed and the main geographical markets where they are located.

Competition, page 35
34. Disclose your competitive position in the national New Age beverages market nationwide, to the extent known. For example, do your annual net sale or annual net revenue figures enable you to calculate your position?

Management, page 38
35. Disclose the business experience of Mr. Scheffer between September 2000 and May 2001.
36. We note your summary compensation table only lists Christopher Reed as a named executive officer. Please provide us with your analysis as to why Item 402 does not require any other executive officer - such as Eric Scheffer, Robert Reed, Robert Lyon or Judy Holloway Reed - to be listed in this summary compensation table.

Certain Relationships and Related Transactions, page 41
37. Disclose whether the loan extended to Mr. Sharma bears any interest, and if so, state the percentage of interest and the accrued and unpaid interest so far on the principal. Additionally, disclose the precise nature of any services rendered by Mr. Sharma to the company apart from his duties as a director.
38. File all material agreements involving related party transactions as exhibits. If you do not file an agreement, explain to us why you do not regard that particular agreement to be material.

Description of Our Securities, page 43
39. You indicate in the first paragraph that you intend to issues Series A preferred stock during 2004. The Recent Sales of Unregistered Securities, however, indicates that you completed private placements of Series A preferred stock in October 2004. Please revise or advise. In particular, please tell us the status of the October 2004 private placements, such as whether they have been completed, or whether you have any other private placements anticipated in 2004.

Plan of Distribution, page 46
40. Alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.
41. In this regard, please provide comprehensive disclosure as to how and when you expect have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.
42. Explain clearly that under a "best efforts, no minimum" offering such as yours, there is no requirement that you sell a specified number of shares before the proceeds of the offering become available to you. Also, state that you may sell only a nominal amount of shares and receive minimal proceeds from this offering. You will not escrow any of the proceeds received from the sale of shares before the offering terminates. Upon acceptance of a subscription, the proceeds from that subscription will be immediately available for your use and the investor has no assurance that you will sell all or any part of the remaining shares offered in this transaction. Please revise accordingly.
43. State, if accurate, that you have the discretion to terminate the offering before the lapse of nine months from the day of effectiveness of the prospectus for whatever reason.
Additionally,
even though you do have the right to terminate the offering before nine months for any reason, if there are specific events that would probably trigger such a premature termination, please disclose those events.
44. We note on the cover page that the price per share is omitted, yet that it was arbitrarily determined. Please tell us with a view toward disclosure how you determined or will determine the anticipated offering price. In particular, please consider whether any of these objective factors played or will play a factor in that determination:

* The funds you require to continue your expansion, as detailed in the Use of Proceeds;

* The equivalent price per common share as reflected in the October
2004 private placements of Series A preferred shares, which are convertible into common shares;

* The $4.00 threshold in the 2002 promotional share lock-in agreements.

With respect to the latter bullet point, we note that other portions of the prospectus refers to an assumed offering price of $4.00 per share.
45. Regulation M of the Exchange Act restricts certain activities of issuers and participants in a distribution of securities, such as stabilizing and short selling transactions. Provide a brief discussion on the requirements of Regulation M and how you and other relevant parties have ensured to comply with them.

Offering Procedures, page 47
46. We note that you will publish announcements of this offering on
certain of your products and your website, and that you will mail
and
e-mail copies of the announcement to your stockholders, customers, and inquirers. Provide us supplementally copies of all announcements, written or otherwise, you have made or that you plan to make on your products and website, and by mail or e-mail
regarding
this offering. To the extent that you have attached or intend to attach tags or notices to your products, or attach with them any audio or video materials, also provide us with copies of the text and any graphics that appear on such products, and any recorded sound
and
visual material that you disseminate.  Please be advised that these
announcements and tags, and to the extent tags are attached to your
products, all of the information on the products themselves, as well
as any audio or video material accompanying the products, would constitute prospectuses under the Securities Act, unless they are limited to the information permitted by Rule 134 of the Securities Act. In this regard, we also note that announcements related to this offering may be published in other "selected magazines." Identify the magazines through which you will announce your offering. We may have further comments after you provide us copies of the text and graphics of the announcements.
47. Also, note that any announcement of the offer that you may have
already made prior to filing the registration statement must be in compliance with Rule 135 of the Securities Act. We may have further comments upon review of your materials.
48. Tell us specifically how the plan of distribution described in the second paragraph of the sub-section complies with Section 5 of the Securities Act. For example, tell us if and when you or Brookstreet plan to post an electronic prospectus and/or a share purchase agreement on either of your website. If so, tell us whether the electronic prospectus posted will be a preliminary Section
5(b)
prospectus or a final Section 5(a) prospectus.   In addition,
elaborate in reasonable detail on the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and the manner and timing of funding of an account and payment of the purchase price. Specifically, tell us if and when investors will be able to "execute" the purchase agreement and pay for the shares via the website, and what communications you or Brookstreet will make to investors. In addition, tell us how will you ensure that investors receive a final Section 10(a) prospectus prior to, or at the same time as, the delivery of confirmation of sale. Since you may deliver confirmations via e-mail, tell us how will you obtain investors` consent to receiving confirmations through e-mail. For guidance on use of electronic media in an offering, refer to Securities Act Release 33-7233 (October 6, 1995), Securities
Act Release 33-7289 (May 9, 1996), and Securities Act Release No.
33-
7856 (April 28, 2000).  We may have further comments.
49. Tell us whether you or Brookstreet have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with copies of all information concerning your company or prospectus that has appeared on the third party`s website. Again, if you subsequently enter into such arrangements, promptly supplement your response.

Lock-Up Agreements, page 47
50. Please disclose how many shares are subject to the lock-up. Please also indicate any current intentions to release shares subject to the lock-up, and disclose what factors will be used in any determination to release those shares. Also, disclose and describe any exceptions to the lock-up.

Lock-In of Promotional Shares, page 47
51. Identify the agent in charge of the common stock subject to the escrow. In addition, amplify your statement that "there is an argument that these agreements terminated and are not currently effective" to explain fully its implications. Have you undertaken any discussion with the Reed family to cancel the agreements? Finally, file the promotional shares lock-in agreements as exhibits.

Item 26.  Recent Sales of Unregistered Securities, page II-2
52. Revise to more clearly identify the person(s) to whom securities were sold in the October 2004 private placements.

Financial Statements, page F-1
53. In accordance with Item 310(g) of Regulation S-B, if required financial statements are as of a date 135 days or more prior to the date a registration statement becomes effective, the financial statements should be updated to include financial statements for an interim period ending within 135 days of the effective date. Please update as necessary.

Audit Report, page F-2
54. Please obtain and file a revised audit report that indicates that
the audit was conducted in accordance with the standards of the PCAOB. Your auditor may not modify the language to refer to the
PCAOB`s "audit standards."   See Commission Release 34-49707 dated
May 14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued December 17, 2003 for guidance.

Balance Sheets, page F-3
55. You indicate on page F-19 that the necessary filings to create the preferred stock under Delaware law had not yet been completed as of June 30, 2004. Tell us your basis for classifying proceeds received prior to issuance of preferred stock as a liability. It appears that this transaction is analogous to a stock subscription arrangement, which requires equity presentation. If your classification is due to the pending resolution of Delaware filing issues tell us whether such filings have been completed as of September 30, 2004. To the extent you revise your balance sheet, please also revise your calculation of net tangible book value and related per share amounts for dilution purposes on page 13.
56. Notwithstanding the preceding comment, we encourage you to revise the stockholders` equity section to include a description of the key terms of your preferred stock similar to your disclosure for common stock.

Notes to Financial Statements, page F-7
57. Please confirm to us that you do not prepare discrete financial information for your beverages, candies and ice creams businesses, or tell us why you do not have more than one reportable segment under SFAS 131.
58. Revise your filing to provide the product line revenue disclosure required by paragraph 37 of SFAS 131.

Note 1.  Operations and Summary of Significant Accounting
Policies,
F-7
59. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include within operating expenses. In doing so, please disclose specifically whether you include purchasing and receiving costs, inspection costs, warehousing costs, freight costs, internal transfer costs and the other costs of your distribution network in cost of sales. To the extent you believe it would be material to an investor`s comparison of your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of sales.

Note 1C. Accounts Receivable, page F-7
60. You refer to an allowance for slotting fees, which appears to be separate from the allowance for doubtful accounts and sales returns.
Tell us more about this allowance including the amount reserved at each balance sheet date and how the amounts were determined. Tell us whether the allowance relates to an asset account and if so, the nature and amount of the asset and where the asset is classified on your balance sheet. Tell us what consideration was given to the requirements of EITF 01-09. We may have further comments.

Note 1D.  Property and Equipment and Related Depreciation, F-7
61. Included in this note is discussion of your impairment policy including the impairment policy for finite lived intangible assets and indefinite lived intangible assets. Please clarify the heading to the note, or revise to provide your impairment policy for intangible assets under a separate heading.

Note 1K.  Stock Options, F-9
62. Paragraph 2e of SFAS 148 states "regardless of the method used to
account for stock-based employee compensation arrangements, the financial statements of an entity shall include the disclosures specified in paragraphs 46-48. All entities shall disclose the following information in the "Summary of Significant Accounting Policies" or its equivalent." Please move the information required by paragraph 2e(c) of SFAS 148 that is currently included in note
10
to note 1K.

Note 1M.  Advertising Costs, F-10
63. Please clarify the heading to the note to include reference to promotional allowances, or revise to provide your discussion of promotional allowances under a separate heading.
64. Please clarify your accounting for marketing and indirect advertising promotional allowances. Specifically address whether the costs are included in selling expenses, reflected as a reduction of sales, or both. Tell us, and disclose in MD&A, to the extent material, the amounts of promotional allowances classified in each financial statement line item. Support your classification with reference to EITF 01-09.

Note 4.  Intangible Assets, F-12
65. Your other intangible assets include packaging design costs.
Please explain the nature of these costs and reference to authoritative guidance to support the capitalization of the costs.

Note 7. Long-Term Debt, page F-14
66. Please tell us how you calculated the $383,000 current portion of long-term debt. In this regard we note that the $304,000 due to investors, $100,000 note payable related to a business acquisition and $9,000 demand note payable should be classified as current as payment in full is due in less than 12 months, or on demand. With respect to the $304,000 due to investors we understand that you are negotiating for an extension of the due date for the unpaid amount.
Absent a written agreement extending the due date to a date at least
12 months beyond the most recent reporting period, such debt should be classified as current. In addition, the building improvement loan, and notes payable for automobiles should be separated into current and non-current portions. Revise your filing accordingly or tell us why no revision is necessary.

Note 10.  Stock Options and Warrants, F-16
67. The first table in the note includes 2002 stock option
activity.
Please update the introduction to the table to include reference to
2002 stock option activity.
68. The note states "the weighted average grant date fair value of the stock options granted during 2002 was $0.78." The first table in the note indicates that no stock options were granted during 2002. Also, based on review of the previously filed SB-2 55,000 stock options were exercisable at December 31, 2001. Please revise or advise.
69. The warrants section of the note states that you "issued
848,876
warrants in connection with the issuance of $420,000 of debt." Based on review of the warrants section of this note, Note 7 and your December 2002 registration statement on Form SB-2 Note I it appears that only 420,000 warrants are related to the issuance of debt. The remainder appears to relate to issuances of common shares, payment for consulting services, etc. Please revise your filing to clarify the transactions that gave rise to the issuance of warrants.





*	*	*	*	*




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Adam Phippen, Staff Accountant, at (202)
824-
5549 or George Ohsiek, Accounting Branch Chief, at (202) 942-2905, if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 942-1776, David Mittelman, Legal Branch Chief, at (202) 942-1921, or me at (202) 942-1900 with any other questions.


      Sincerely,




      H. Christopher Owings
      Assistant Director

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Reed's, Inc.
12/10/2004
Page 1